Exhibit 99.3

In the first quarter of 2025, Grupo Éxito recorded consolidated revenues of COP $5.4 billion, with a growth of 3.9% compared to the same period of the previous year (excluding the exchange rate effect), which in same-store sales is equivalent to 5.6%.

The consolidated net profit reached the best result of the last decade for a first quarter of the year, registering COP $93,147 million, with a margin of 1.7%, which means that in this first quarter of 2025, a higher profit was generated than the entire net profit of the year 2024.

The consolidated recurring EBITDA of Grupo Éxito reached COP $371,148 million in the first quarter of 2025, with a margin of 6.9%, growing 24.7% compared to the previous year (excluding the exchange rate effect), which means an improvement of +114 basis points, favored by the operations in Colombia and Uruguay, which grew their EBITDA by 28.4% and 28.7% respectively in local currency.

This result was driven by the solid performance of the retail and real estate business in Colombia; the sustainable growth of the operation in Uruguay, and the performance of the real estate business in Argentina.

Revenue in Colombia was COP $4.0 billion, growing 2.6% in the quarter, and same-store sales growing 4.7%, as a result of the commercial strategies implemented in the country and the contribution of complementary businesses.

Uruguay increased its revenues by 5.3% in local currency, as a consequence of a record tourist season. Meanwhile, in Argentina, revenues grew by 18.9% in local currency, in the midst of a challenging context for the country in terms of consumption.

Grupo Éxito cultivates opportunities to strengthen local and direct purchases from producers and manufacturers in the textile sector: 93.6% of the fruits and vegetables sold by Grupo Éxito in Colombia come from local suppliers and almost 95% of the own-brand garments are made in Colombia by Colombian hands.

●	Sales through e-commerce and direct channels in Colombia, Uruguay, and Argentina grew by 2.7% in the first quarter of 2025. In Colombia, they accounted for 13.6% of the country’s total sales and 5.8 million orders were registered.

●	The real estate business was an important growth driver for Grupo Éxito in the region. In Colombia, its recurring revenues increased by 12.2% and in Argentina by 100.9%, in local currency.

●	In Uruguay, sales grew by 5.2% in local currency during the quarter, as a result of the commercial dynamics in the tourist season and the contribution of the 33 Fresh Market stores, which represented 63.6% of total sales in this country.

●	In Argentina, sales grew by 16.2% in local currency, in the midst of a challenging economic context marked by consumption contraction.

Consolidated results of Grupo Éxito (Colombia, Uruguay, and Argentina)

For the first quarter of 2025, Grupo Éxito recorded revenues of COP $5.4 billion, growing 3.9%, excluding the exchange rate effect, and 5.6% in same-store sales. The results of the retail and real estate businesses in Colombia and the good performance of the operation in Uruguay stand out, which compensate for the results in Argentina, where we continue to face significant consumption challenges.

The operation in Colombia represented 74% of Grupo Éxito’s consolidated revenues, growing 2.6% in the quarter. Likewise, the operations in Uruguay and Argentina obtained revenues of COP $1.4 billion and represented 26% of the company’s consolidated revenues.

The good commercial dynamics of the tourist season in Uruguay stand out, which allowed reaching revenues of COP $1.1 billion; and in the midst of the challenging macroeconomic context, Argentina is working on a commercial and operational efficiency plan that will allow it to stabilize the operation and generate more sustainable profitable growth, taking into account the country’s macroeconomic and consumption challenges.

Grupo Éxito’s consolidated recurring EBITDA for the first quarter of 2025 was COP $371,148 million, growing 24.7% compared to the same period last year, excluding the exchange rate effect, which represents an improvement of +114 basis points, reflecting the advances in the commercial strategy in Colombia, the dynamics of the same in Uruguay, and a more efficient operation with cost and expense action plans throughout the region.

Consequently, the consolidated net profit reached the best result of the last decade during a first quarter and went from being in negative territory in the same period of 2024 to registering a result of COP $93,147 million, with a margin of 1.7% over revenues.

“With firm and determined work, positive results grow and this is what we see in this first quarter of 2025: the best profit in a first quarter in the last 10 years and returning to positive territory after being negative in the same period of the previous year. We are striving to deliver solid and sustainable results, with a profitable company in Colombia, Uruguay, and Argentina. The numbers of this first quarter indicate that we are on the right track, we trust that this will become a solid base to continue with a positive trend for the rest of the year. In Colombia, where the operation represents 74% of Grupo Éxito’s consolidated result, the different commercial strategies implemented and the unification of brands have yielded positive results with EBITDA growing by nearly 28%. The challenges we face ahead require dedication, passion for excellence, and the commitment to work every day to ensure the sustainability of our company today and in the future. We will continue to advance tirelessly in all initiatives that lead us to this, in the short, medium, and long term,” said Carlos Calleja, president of Grupo Éxito.

Note: figures expressed in millions Colombian pesos

Colombia strengthened its commercial dynamics and operational efficiency. The EBITDA margin grew by double digits in the first quarter of the year.

In the first quarter of 2025, Grupo Éxito’s operating revenues in Colombia reached COP $4.0 billion, increasing by 2.6% compared to the same period last year, with a sales increase of 2.9% and the 4.7% in same-store sales. The contribution of omnichannel sales, which accounted for 13.6% of the country’s results, as well as the recurring income from the real estate business, which grew by 12.2%, stands out.

Recurrent EBITDA grew by 28.4% and reached COP $227.378 million, with a margin of 5.7% over revenues, which improved by almost 1.2 percentage points. This result reflects the implemented commercial strategies, the contribution of complementary businesses, and the capture of expense efficiencies that allowed a 2.2% decrease in expenses compared to the first quarter of last year. In the Colombian operation, the following stands out:

●	Gradual unification of formats to consolidate the operation around the most emblematic brands in Colombia, incorporating the best of the original brands into their proposal. Sales of the 40 converted stores have grown by 9.2% since their intervention.

●	Increase in assortment in stores across all regions of the country, with an increase of more than 30% in existing products on the shelves, representing 5.1% of sales in the mass consumption product category.

●	Renewal of thematic days across all brands: “Martes del campo” (Field Tuesdays) with an average sales increase of 11% compared to the same day before the strategy; “Miércoles de carnes frescas” (Fresh Meat Wednesdays) (growing 23%) and “Viernes de celebración” (Celebration Fridays) growing 18%.

●	Strengthening of products with “Unbeatable Price” as a savings alternative for Colombians, with a portfolio of more than 1,000 private label and leading national brand products, which saw a sales growth of 10.1%, representing a 45.7% increase in sales for the national brands participating in the strategy.

●	Sales from e-commerce and direct channels reached more than COP $524.900 billion, representing 13.6% of the quarter’s sales in Colombia. Orders through various digital channels grew by 4.5% compared to the previous year, reaching 5.8 million orders.

●	The real estate business contributed solidly to the results, with 33 assets having occupancy levels of 97.5%, allowing recurring income to grow by 12.2% compared to the previous year. Additionally, Viva Malls maintained its position as the leading shopping mall operator in Colombia. Viva Envigado consolidated itself as the largest shopping and business center in Colombia.

“The operation in Colombia continues to strengthen with the solid performance of the retail and real estate business. Operating revenues in the country reached COP $4.0 billion in the quarter. Sales through electronic and direct channels represented 13.6% of sales in the country. At Grupo Éxito, we cultivate opportunities to strengthen local and direct purchases from farmers and textile sector manufacturers, working to reduce intermediation: 86% of the fruits and vegetables sold by Grupo Éxito come from local suppliers, and almost 94% of the private label garments we sell are made in Colombia by Colombian hands. The Éxito Foundation invested more than COP $2.550 million to contribute to the comprehensive nutrition of children in Colombia; this brings to life our Higher Purpose of Nurturing Opportunities for Colombia,” said Carlos Mario Giraldo, general manager of Grupo Éxito in Colombia.

In terms of sustainability, the following stands out in Colombia:

●	In the first quarter of 2025, the Éxito Foundation invested more than COP $2.550 billion to contribute to the comprehensive nutrition of children in Colombia, supporting both their physical nutrition (food) and their soul’s nutrition (workshops, courses, among others), reaching more than 17,300 children in 83 municipalities and 32 departments. Additionally, 16,193 food packages were delivered to children and their families.

●	More than 93% of the fruits and vegetables sold in Colombia are purchased locally. Similarly, 93.3% of the meat, 87% of the seafood and fish, and 100% of the eggs are purchased from local producers.

●	Almost 95% of the private label garments we sell are purchased in Colombia, from 215 workshops located in seven departments of the country, all of which are small and medium-sized enterprises. Thanks to this model, more than 10,000 jobs have been created, 75% of which are held by women, many of them heads of households, thus contributing to the improvement of the quality of life of those participating in our production chain.

The operation in Uruguay consolidates with the highest EBITDA margin of the Group

In Uruguay, sales grew by 5.2% in local currency during the first quarter of 2025, resulting from a record tourist season and the performance of the 33 stores under the Fresh Market model, which accounted for 63.6% of the country’s sales. Similarly, omnichannel sales grew by 11.3% compared to the first quarter of 2024 and represent 2.6% of total sales in this country.

Recurrent EBITDA margin in Uruguay for the year was 14.3%, growing by 28.7% excluding the exchange rate effect and improving by 2.6 percentage points compared to the first quarter of the previous year.

The operation in Uruguay continues to be the most profitable of the Group, demonstrating consistency in results over time and in a sustainable manner.

In Argentina, quarterly sales grew by 16.2% in local currency

Operating revenues continue to be impacted by the country’s macroeconomic stabilization process. The operation in Argentina increased its revenues by 18.9% in local currency during the first quarter of 2025.

The performance of the real estate business, which grew by 100.9% in the quarter, excluding the exchange rate effect, with occupancy levels of 94.6%, stands out. Recurrent EBITDA margin in Argentina was -2.7%, due to the contraction in consumption and the inflationary pressures that still persist on costs and expenses.

In Argentina, efforts are being made to strengthen the commercial plan and a more cost-efficient operation to deliver better results in the short term.

“The results of the first quarter of 2025 reflect Grupo Éxito’s commitment to keeping our customers as the priority and at the center of our commercial strategy, which will allow us to remain competitive, gain market share, grow our sales, improve margins, sustainably reduce our expenses and operating costs, as well as our debt level, and generate greater cash flow. We hope that all of this will help us generate resources to reinvest in our business in a disciplined and responsible manner for the benefit of all our stakeholders. We are moving in the right direction and will continue working to improve sustainably in the short, medium, and long term,” said Fernando Carbajal Flores, administrative and financial vice president of Grupo Éxito.

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